Exhibit 11

                              EDISON INTERNATIONAL

               COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE


                                                  For the Quarter ended
                                                     September 30,
                                              ----------------------------
                                               1999                 1998
                                        (in thousands, except per-share amounts)

Consolidated net income                     $255,337         $353,285

Basic weighted average shares                347,207          353,285

Diluted weighted average shares              348,202          357,736

Basic earnings per share                       $0.74            $0.61

Diluted earnings per share                     $0.73            $0.60